MECHEL REPORTS FINANCIAL RESULTS FOR 2008 FULL YEAR PERIOD

— Revenues increased 48.9% to $9.95 billion —

— Operating income increased 82.9% to $2.6 billion —

— Net income increased 24.9% to $1.1 billion, or $2.74 per ADR /diluted share —

Moscow, Russia – June 03, 2009 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the full year ended December 31, 2008.

			Change
US$ thousand	FY 2008	FY 2007	Y-on-Y
Revenues	9,950,705	6,683,842	48.9%

Intersegment sales	1,467,722	936,790	56.7%

Net operating income	2,556,269	1,397,593	82.9%

Net operating margin	25.7%	20.9%	-

Net income	1,140,544	913,051	24.9%

EBITDA *	2,046,811	1,658,662	23.4%

EBITDA margin	20.6%	24.8%	-

• See Attachment A.

Consolidated Results for the fourth quarter of 2008

			Change
US$ thousand	4Q 2008	3Q 2008	Q-on-Q
Revenues	1,370,024	3,231,434	-57.6%

Intersegment sales	306,585	369,718	-17.1%

Net operating income	(251,266)	1,201,151	-120.9%

Net operating margin	- 18.3%	37.2%	-

Net income	(496,930)	535,702	-192.8%

EBITDA	(817,324)	984,215	-183.0%

EBITDA margin	- 59.7%	30.5%	-

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the full year results: “Overall, despite crisis developments in the world economy the fourth quarter, the year of 2008 was a successful one. Once again we managed to achieve record figures in revenue, operating income, and net profit, which allowed us to obtain a certain degree of security before market conditions for Mechel’s products changed for the worse. Moreover, even during the most challenging fourth quarter on operating level, not taking into consideration inventory provision, Mechel’s subsidiaries generated profit.

Throughout the year we also continued to develop the company by M&A transactions, strengthening vertical integration and laying solid base for the company’s growth in the future. As a result of testing on asset impairment there were no goodwill write-offs, which testifies about Mechel’s well balanced and carefully planned approach to M&A transactions.

Unfortunately like many other companies because of significant and sharp decline in market conditions we de-jure breached a number of covenants on our debt obligations. That is why most of our long-term obligations were reclassified as short term ones, which resulted in a significant increase of this position in our balance sheet. Most lending banks show understanding for this situation and take reasonable approach to it. We have already reached agreements on conditions for restructuring the main part of the debt and expect that the restructuring papers will be signed in July.”

Net revenue in 2008 rose by 48.9% to $9.95 billion compared to $6.68 billion in 2007. Operating income rose by 82.9% to $2.6 billion or 25.7% of net revenue, versus operating income of $1.4 billion, or 20.9% of net revenue, in 2007.

For 2008, Mechel reported consolidated net income of $1.14 billion or $2.74 per ADR/ordinary share, an increase of 24.9% over consolidated net income of $913.1 million, or $2.19 per ADR/ordinary share in 2007.

Consolidated EBITDA rose by 23.4% to $2.05 billion in 2008, compared to $1.7 billion in the year ago period. Depreciation, depletion and amortization in 2008 were $463.3 million, an increase of 59.6% over $290.3 in the 2007.

Mining Segment Results*

			Change
US$ thousand	FY 2008	FY 2007	Y-on-Y
Revenues from external customers	3,333,406	1,372,508	142.9%

Intersegment sales	698,561	598,461	16.7%

Operating income	1,800,540	571,469	215.1%

Net income	1,200,445	403,525	197.5%

EBITDA**	1,897,013	713,627	165.8%

EBITDA margin***	47.0%	36.2%	-

* — Results of 2007 are recalculated to reflect separate reporting for the ferroalloys segment.

• - See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	FY 2008, thousand tonnes	FY 2008 vs. FY 2007
Coal	26,393	24%

Coking coal	15,148	45%

Steam coal	11,244	4%

Coal concentrate*	13,847	12%

Coking	11,046	14%

Steam	2,801	4%

Iron ore concentrate	4,700	-5%

* The coal concentrate has been produced from the part of the raw coal output.

Mining Segment Results for the fourth quarter of 2008

			Change
US$ thousand	4Q 2008	Q3 2008	Q-on-Q
Revenues from external customers	504,268	1,119,848	-55.0%

Intersegment sales	134,495	189,045	-28.9%

Operating income	240,092	643,016	-62.7%

Net income	178,533	391,210	-54.4%

EBITDA	212,002	621,500	-65.9%

EBITDA margin*	33.2%	47.5%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output for the fourth quarter of 2008

Product	4Q 2008, thousand tonnes	4Q 2008 vs. 3Q 2008
Coal	5,691	-15%

Coking coal	2,739	-31%

Steam coal	2,951	9%

Coal concentrate*	2,634	-23%

Coking	1,782	-40%

Steam	852	92%

Iron ore concentrate	1,080	-6%

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenue from external customers for 2008 totaled $3.3 billion, or 33% of consolidated net revenue, an increase of 142.9% over segment revenue from external customers of $1.4 billion, or 21% of consolidated net revenue, in the 2007.

Operating income in the mining segment in 2008 increased by 215.1% to $1.8 billion, or 44,7% of total segment revenue, compared to operating income of $571.5 million, or 29.0% of total segment revenue, a year ago. EBITDA in the mining segment in 2008 increased by 165.8% to $1.9 billion over segment EBITDA of $713.6 million in 2007. The EBITDA margin for the mining segment was 47.0% for the 2008 full year period, versus 36.2% in 2007. Depreciation, depletion and amortization in mining segment in 2008 amounted to $280.3 million, an increase of 105.3% over $136.5 million a year ago.

Mechel’s Senior vice-president Vladimir Polin commented on the mining segment operating results: “Out of four company’s divisions the best results were delivered by our mining segment. For the most part it was due to a favorable market conditions for coal and iron ore in the first three quarters of 2008. We took full advantage of the growing prices and increased sales volumes on the back of increased production as well as consolidation of Yakutugol. Relatively smoothly we were operating during the challenging fourth quarter owing to the long term contracts according to which we continued delivering coal to our main customers. Given general downturn in the world economy and falling demand we undertook a number of measures aimed at reducing strip ratio and increasing output of steam coal, which saw a better demand than coking coal.

We also revised our capex program postponing a number of projects. Presently our main efforts in this respect are focused on continued implementation of Elga project. Most of the financing will be secured using external sources. Currently we are witnessing a stabilization of prices for coal and iron ore. Under such conditions we directed our efforts at exploring new markets. Having increased sales of iron ore concentrate to China we started shipping there our coal as well. Very promising in this regard is our recent acquisition of Bluestone Coal, which opened up for us markets of the United States and Latin America. Despite a rather sharp decline in the mining industry, overall it remains fundamentally very attractive.”

Steel Segment Results*

			Change
US$ thousand	FY 2008	FY 2007	Y-on-Y
Revenues from external customers	5,495,139	4,306,875	27.6%

Intersegment sales	278,580	107,617	158.9%

Operating income	770,439	537,261	43.4%

Net income	229,523	375,115	-38.8%

EBITDA**	629,572	709,461	-11.3%

EBITDA margin***	10.9%	16.1%	-

* — Results of 2007 are recalculated to reflect separate reporting for the ferroalloys segment.

• - See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	FY 2008, thousand tonnes	FY 2008 vs. FY 2007
Coke	3,326	-14%

Pig iron	3,500	-5%

Steel	5,909	-3%

Rolled products	5,392	-2%

Hardware	719	5%

Steel Segment Results for the fourth quarter of 2008

			Change
US$ thousand	4Q 2008	Q3 2008	Q-on-Q
Revenues from external customers	665,930	1,825,037	-63.5%

Intersegment sales	79,879	58,377	36.8%

Operating income	(363,336)	534,879	-167.9%

Net income	(404,094)	165,927	-343.5%

EBITDA	(508,366)	366,636	-238.7%

EBITDA margin*	-68.2%	19.5%	-

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output for the fourth quarter of 2008

Product	4Q 2008, thousand tonnes	4Q 2008 vs. 3Q 2008
Coke	627	-7%

Pig iron	719	-23%

Steel	1,164	-31%

Rolled products	1,079	-26%

Hardware	115	-48%

Revenue from external customers in Mechel’s steel segment increased by 27.6% in 2008 to $5.5 billion, or 55% of consolidated net revenue, from $4.3 billion, or 64% of consolidated net revenue, in 2007.

In 2008 the steel segment generated operating income of $770.4 million, or 13.3% or total segment revenue, an increase of 43.4% over operating income of $537.3 million, or 12.2% of total segment revenue, in the 2007 full year period. EBITDA in the steel segment for 2008 decreased by 11.3% to $629.6 million, compared to EBITDA of $709.5 million in 2007. The EBITDA margin of the steel segment was 10.9% in 2008 compared to 16.1% in 2007. Depreciation, depletion and amortization in steel segment rose by 10.7% to $137.5 million in 2008, compared to $124.2 million in 2007.

Commenting the results of the steel segment Vladimir Polin noted: “The crisis of the world economy resulted in the significant drop in demand for steel products. Thus we had to decrease output and work hard on the cost-cutting. In line with that we have shut down ineffective open hearth furnaces at Izhstal plant, optimized capacity utilization by supplying more billets from Chelyabinsk Metallurgical Plant and increased efficiency of repair and maintenance works, improved usage ratios through all segment.

Also we have significantly reconsidered our capex program: we continue only the top priority projects, such as the construction of the Universal rolling mill facility at our Chelyabinsk Metallurgical Plant and modernization of the electric-arc smelting at Izhstal. Also we plan to built universal mill using external financing. We should take into consideration that even during significant decrease in demand for steel products, we managed to keep high capacity utilization across the segment. Largely it was possible due to existence of our own steel trading divisions and steel retail and service network of Mechel-Service with its vast network, servicing end users. Against the drop in wholesale orders at other steel plants, Mechel-Service managed to keep our plants filled with orders. This was supported by the HBL holding, which we acquired in September 2008. HBL unites eight service and trading units in Germany.

Today we see that steel prices have reached the cost levels of most producers, so we do not foresee further price decrease on the rolled steel market. After working hard on cost cutting and sales redirection to better markets, we have put into operation Blast Furnance #4 at CMP, restoring it’s capacity back to 100%. We keep focusing on further increasing steel segment efficiency, utilizing all benefits of our vertical integration”.

Ferroalloy Segment Results

			Change
US$ thousand	FY 2008	FY 2007	Y-on-Y
Revenues from external customers	434,017	501,143	-13.4%

Intersegment sales	150,614	135,513	11.1%

Operating income	(50,517)	350,107	-114.4%

Net income	(283,235)	222,024	-227.6%

EBITDA*	(420,075)	323,760	-229.7%

EBITDA margin**	-71.9%	50.9%	-

* — See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output

Product	FY 2008 thousand tonnes	FY 2008 vs. FY 2007
Nickel	16	-6%

Ferrosilicon	84	127%

Ferrochrome	58	—

Ferroalloy Segment Results for the fourth quarter of 2008

			Change
US$ thousand	4Q 2008	Q3 2008	Q-on-Q
Revenues from external customers	31,804	123,938	- 4.3%

Intersegment sales	10,025	48,088	-79.2%

Operating income	(127,315)	(8,127)	—

Net income	(270,103)	(52,100)	—

EBITDA	(498,096)	(20,404)	—

EBITDA margin*	-1,190.8%	-11.9%	-

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output for the fourth quarter of 2008

Product	4Q 2008, thousand tonnes	4Q 2008 vs. 3Q 2008
Nickel	2	-59%

Ferrosilicon	17	-23%

Ferrochrome	10	-57%

Ferroalloy segment revenue form external customers for 2008 decreased by 13.4% to $434.0 million, or 4% of consolidated net revenue, compared with segment revenue from external customers of $501.1 million, or 7% of consolidated net revenue, in 2007.

Operating loss in the ferroalloy segment in 2008 was $50.5 million, a decrease of 114.4% compared to operating income of $350.1 million, or 55% of total segment revenue, a year ago. EBITDA in the ferroalloy segment for 2008 was -$420.1 million, 229.7% lower than segment EBITDA of $323.8 million in 2007. The EBITDA margin for the ferroalloy segment was -71.9%. For ferroalloy segment depreciation, depletion and amortization in 2008 were $22.7 million, an increase of 69.4% over $13.4 million in 2007.

Vladimir Polin noted: “Ferroalloys segment – is the youngest in our company and was formed only in the second quarter of 2008, when we acquired Oriel Resources Ltd. Financial performance of the segment was seriously affected by decline of nickel and chrome prices. Also because of drop in demand for stainless steel and reduction of its output, our plants remained with high inventories of expensive raw materials, bought during price hikes. This negatively affected the final profitability of the segment. Still we managed to use our vertical integration to minimize the production decline on our ferroalloy smelters, thus providing additional demand for our mining segment products. Since the beginning of 2009 we witness some growth in nickel prices, allowing us to restore production levels at Southern Urals Nickel Plant, which reached 100% after recent commissioning of the previously idled shaft furnace. As for ferrochrome production, I would like to underline that Tikhvin ferroalloy plant has stop purchasing chrome ore at third parties and switched to smelting our own feed from Voskhod-Chrome, launched in September 2008 and now is being brought to projected capacity. Supplying Tikhvin plant from Voskhod-Chrome allows us to improve financial performance of the segment. Bratsk Ferroalloy Plant, which produces ferrosilicon, was the best performer in the segment in 2008. Some decline in tonnage output was caused by switching of production from 65% Fe-Si to 75% Fe-Si, since 75% Fe-Si allows more efficient sales. So the overall production of Fe-Si remained 100%.”

Power Segment Results*

			Change
US$ thousand	FY 2008	FY 2007	Y-on-Y
Revenues from external customers	688,143	503,316	36.7%

Intersegment sales	339,967	95,199	257.1%

Operating income	29,406	12,627	132.9%

Net income / (loss)	3,037	(13,597)	—

EBITDA**	51,768	26,211	97.5%

EBITDA margin[8]	5.0%	4.4%	—

* — Results of 2007 are recalculated to reflect separate reporting for the ferroalloys segment.

• - See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output

Product	Units	FY 2008	FY 2008 vs. FY 2007
Electric power generation	ths. kWh	4,087,998	21%

Heat power generation	Gcal	7,218,242	-7%

Power Segment Results or the fourth quarter of 2008

			Change
US$ thousand	4Q 2008	Q3 2008	Q-on-Q
Revenues from external customers	168,022	162,611	3.3%

Intersegment sales	82,185	74,208	10.7%

Operating income	10,349	(4,068)	—

Net income / (loss)	4,270	(8,426)	—

EBITDA	13,225	2,626	403.6%

EBITDA margin*	5.3%	1.1%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output or the fourth quarter of 2008

Product	Units	4Q 2008	4Q 2008 vs. 3Q 2007
Electric power generation	ths. kWh	979,639	3%

Heat power generation	Gcal	2,060,716	96%

Mechel’s power segment revenue from external customers for 2008 totaled $688.1 million, or 7% of consolidated net revenue, an increase of 36.7% over segment revenue from external customers of $503.3 million, or 8% of consolidated net revenue, in the prior year.

Operating income in the power segment in 2008 was $29.4 million, an increase of 132.9% compared to operating income of $12.6 million a year ago. EBITDA in the power segment in 2008 increased 97.5% totaling $51.8 million, compared to EBITDA of $26.2 million in 2007. The EBITDA margin for the power segment increased from 4.4% to 5.0%. Depreciation, depletion and amortization in power segment in 2008 rose 39.9%, compared to previous year, from $16.3 million to $22.8 million.

Recent Highlights

•	In December 2008, Mechel announced that VTB Bank has opened one-year credit lines totaling 15 billion rubles for Yakutugol OJSHC, Southern Kuzbass Coal Company OAO and CMK OAO, subsidiaries of Mechel. The credit facilities are used to fund the operations of these subsidiaries.

•	In January 2009, Mechel entered into an agreement with Gazprombank OAO to arrange for the financing of a universal rolling mill installation project at its Chelyabinsk Metallurgical Plant OAO (CMP OAO) subsidiary. Pursuant to the agreement, Gazprombank OAO provides fundraising services amounting up to US$255 million.

•	In February 2009, Mechel announced that it has signed a long-term agreement with Hyundai Steel, Korea, to supply coking coal. The agreement was signed within a visit to South Korea of the Russian delegation headed by the Russian Federation Vice-Premier Igor Sechin, in which Mechel OAO Chief Executive Officer Igor Zyuzin also participated. Pursuant to the agreement, the arrangement was reached for Mechel to deliver K-9 grade coking coal mined from Neryungri open pit to Hyundai Steel for five years beginning on April 1, 2010. The planned delivery volume ranges between 100,000 to 300,000 tonnes of coal annually.

•	In February 2009, Mechel announced that Gazprombank Open Joint-Stock Company has opened credit lines totaling $1 billion for Mechel’s subsidiaries. Credit facilities provided will be used mainly for short-term debt repayment. The credit facilities provided have a three-year term.

•	In March 2009, Mechel reported that the Executive Body of Closed Joint Stock Company “Moscow Interbank Currency Exchange” decided to include Mechel OAO ordinary registered book-entry shares on the quotation list A1-level.

•	In April 2009, Mechel announced that its Beloretsk Metallurgical Plant OAO subsidiary (BMP OAO) launched a new product – steel ropes manufactured from plastically drafted strands of 25 mm — 57 mm diameter. The main advantage of the new product is high structural density and tensile strength, durability of wires in strands and strands in ropes, low wearing of sheaves and reels due to bigger area of contact with a rope’s bearing surface. The lifetime of steel ropes with plastically drafted strands is 1.5 times longer as compared to conventional ropes.

•	In April 2009, Mechel announced that blast furnace No. 4 was officially commissioned at its Chelyabinsk Metallurgical Plant subsidiary (CMP). The furnace was temporarily delayed in November 2008 due to its third category capital repair. The renewed furnace will produce about 3,000 tones of pig iron daily.

•	In May 2009, Mechel announced commissioning of the Shaft Furnace No. 8 after repair at its Southern Urals Nickel Plant subsidiary. Thus, six shaft furnaces currently operate at the plant. The restart of the Furnace No. 8 resulted in the 15% increase in utilization of the plant’s capacity. Considering total output of the six shaft furnaces, Southern Urals Nickel Plant reached the level of 80% of average monthly pre-crises output. As the result of the maintenance work completion and increase in demand for the plant’s products, four shaft furnaces have been successively restarted from March 2009.

•	In May 2009, Mechel announced that its subsidiaries have closed the acquisition of U.S. entities Bluestone Industries, Inc., a West Virginia corporation, Dynamic Energy, Inc., a West Virginia corporation, JCJ Coal Group, LLC, a Delaware limited liability company and some of its West Virginia affiliates (together “Bluestone”), privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate merger consideration is $436 million paid in cash (including $36 million interest paid), approximately 83.3 million preferred shares, plus the assumption of approximately $132 million of net debt.

•	In May 2009, Mechel announced a two month extension of its bridge loan taken to finance the acquisition of Oriel Resources Ltd. (Great Britain). The Company and creditor banks representatives agreed on the basic principles of the bridge loan refinancing for a term of up to 3.5 years, and the extension period will be used to execute the agreement. At the moment the participating banks of the syndicate are in the process of internal procedures performing in order to get the final approval of this agreement conditions.

Igor Zyuzin concluded: “Overall, 2008 was another year of development and growth for Mechel. We added to the list of Mechel’s subsidiaries a number of promising assets. We also managed to increase output along the whole range of our products. General decline in production and crisis developments in the economy that we are dealing with starting from the second half of 2008 show all the benefits of Mechel’s vertical integration model. We remain devoted to further development of the company and will continue our efforts aimed at increasing efficiency of its business segments and bringing added value to our shareholders. Industries in which we operate remain very attractive from fundamental standpoint, which has a good potential for the company’s growth when economy recovers and market conditions for our products improve”.

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 2008 full year amounted to $1.2 billion, of which $712 million was invested in the mining segment, $337 million was invested in the steel segment, $101 million was invested in the ferroalloy segment and $21 million was invested in the power segment.

For the 2008 full year, Mechel spent $2.1 billion on acquisitions, including $198 million (excluding monetary resources acquired) on Ductil Steel acquisition; $439 million on advances paid for Bluestone Industries Inc.; $1.44 billion (excluding monetary resources acquired) on Oriel Resourses acquisition; $15 million on HBL Holdings as well as $51 million spent on acquisition of minority interest in other subsidiaries.

As of December 31, 2008 total debt was at $5.4 billion. Cash and cash equivalents amounted to $254.8 million at the end of the year 2008 and net debt amounted to $5.1. billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Head of International Relations & Investor Relations
Mechel OAO

Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Announcement of FY 2008 Results

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	2008	2007
Net income	1,140,544	913,051

Add:
Depreciation, depletion and amortization	463,297	290,315
Interest expense	324,083	98,976
Income taxes	118,887	356,320

Consolidated EBITDA	2,046,811	1,658,662

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	2008	2007
Revenue, net	9,950,705	6,683,842

EBITDA	2,046,811	1,658,662

EBITDA margin	20.6%	24.8%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	December 31,	December 31,
	2008	2007
Assets
Cash and cash equivalents	$254,839	$236,779
Accounts receivable, net of allowance for doubtful accounts of $110,613 in 2008 and $26,781 in 2007	406,749	341,756
Due from related parties	22,171	4,988
Inventories	1,365,109	1,006,858
Deferred income taxes	22,047	12,331
Prepayments and other current assets	674,261	633,993

Total current assets	2,745,176	2,236,705
Long-term investments in related parties	80,408	92,571
Other long-term investments	472,772	58,595
Intangible assets, net	6,956	7,408
Property, plant and equipment, net	4,277,841	3,701,762
Mineral licenses, net	3,430,642	2,131,483
Other non-current assets	57,844	67,918
Deferred income taxes	27,551	16,755
Goodwill	910,444	914,446

Total assets	$12,009,634	$9,227,643

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt (including debt of $4,233,751 with loan covenant violations in 2008)	$5,149,415	$1,135,104
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	688,702	222,753
Advances received	125,042	147,739
Accrued expenses and other current liabilities	143,587	144,083
Taxes and social charges payable	131,241	123,794
Unrecognized income tax benefits	27,176	79,211
Due to related parties	1,588	3,596
Asset retirement obligation, current portion	6,387	5,366
Deferred income taxes	17,785	33,056
Deferred revenue	1,776	20,949
Pension obligations, current portion	28,960	63,706
Dividends payable	4,919	–
Finance lease liabilities, current portion	14,891	11,708

Total current liabilities	6,341,469	1,991,065
Long-term debt, net of current portion	219,816	2,321,922
Asset retirement obligations, net of current portion	65,217	65,928
Pension obligations, net of current portion	158,070	266,660
Deferred income taxes	841,214	701,318
Finance lease liabilities, net of current portion	54,161	73,377
Commitments and contingencies
Other long-term liabilities	8,026	1,917
Minority interests	290,849	300,523
Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2008 and December 31, 2007)	133,507	133,507
Additional paid-in capital	415,070	415,070
Accumulated other comprehensive income	158,937	305,467
Retained earnings	3,323,298	2,650,889
Total shareholders’ equity	4,030,812	3,504,933

Total liabilities and shareholders’ equity	$12,009,634	$9,227,643

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)	Year ended December 31,
	2008	2007
Revenue, net (including related party amounts of $68,328 and $110,056 during 2008 and 2007, respectively)	$9,950,705	$6,683,842
Cost of goods sold (including related party amounts of $12,213 and $157,427 during 2008 and 2007, respectively)	(5,260,108)	(4,166,864)

Gross profit	4,690,597	2,516,978
Selling, distribution and operating expenses:
Selling and distribution expenses	(1,348,989)	(621,811)
Taxes other than income tax	(116,590)	(83,994)
Accretion expense	(6,078)	(3,101)
Loss on write-off of property, plant and equipment	(4,323)	–
Allowance for doubtful accounts	(103,632)	(1,411)
General, administrative and other operating expenses	(554,716)	(409,068)

Total selling, distribution and operating expenses	(2,134,328)	(1,119,385)

Operating income	2,556,269	1,397,593
Other income and (expense):

Income from equity investments	717	8
Interest income	11,614	12,278
Interest expense	(324,083)	(98,976)
Other (expenses) income, net	(18,821)	19,844
Foreign exchange (loss) gain	(877,428)	54,700

Total other income and (expense), net	(1,208,001)	(12,146)

Income before income tax, minority interest, discontinued operations and extraordinary gain	1,348,268	1,385,447
Income tax expense	(118,887)	(356,320)
Minority interest in income of subsidiaries	(88,837)	(116,234)

Income from continuing operations	1,140,544	912,893
Income from discontinued operations, net of tax	–	158

Net income	$1,140,544	$913,051

Currency translation adjustment	(227,618)	136,673
Change in pension benefit obligation	87,659	(14,365)
Adjustment of available-for-sale securities	(6,571)	(5,059)

Comprehensive income	$994,014	$1,030,300

Basic and diluted earnings per share:
Earnings per share from continuing operations	$2.74	$2.19
Income per share effect of discontinued operations	0.00	0.00

Net income per share	$2.74	$2.19

Weighted average number of shares outstanding	416,270,745	416,270,745

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)		Year ended December 31,
		2008	2007
Cash Flows from Operating Activities

Net income	$	1,140,544	$		913,051

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		360,587			250,333
Depletion and amortization		102,710			39,982
Foreign exchange loss(gain)		877,428			(54,700)
Deferred income taxes		(403,816)			(18,320)
Allowance for doubtful accounts		103,632			1,411
Inventory write-down		278,176			1,227
Accretion expense		6,078			3,101
Loss on write-off of property, plant and equipment		4,323			–
Minority interest		88,837			116,234
Change in undistributed earnings of equity investments		(717)			(8)
Non-cash interest on long-term tax and pension liabilities		18,426			6,942
Loss on sale of property, plant and equipment		15,641			10,581
(Gain) loss on sale of investments		(4,568)			13,426
Gain on discharged asset retirement obligations		–			(14,430)
Income from discontinued operations		–			(158)
Gain on accounts payable with expired legal term		(2,370)			(12,158)
Gain on forgiveness of fines and penalties		–			(8,311)
Amortization of loan origination fee and costs on bonds issue		28,102			–
Pension service cost and amortization of prior year service cost		9,745			2,681
Pension benefit plan curtailment gain		(23,421)			–
Provision for short-term investment		–			4,124

Net change before changes in working capital		2,599,337			1,255,008

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities		–			257,185
Accounts receivable		(140,545)			(118,101)
Inventories		(658,930)			(254,342)
Trade payable to vendors of goods and services		594,639			(19,909)
Advances received		(6,230)			(56,697)
Accrued taxes and other liabilities		(8,353)			(67,155)
Settlements with related parties		(9,308)			(3,237)
Current assets and liabilities of discontinued operations		–			(234)
Deferred revenue and cost of inventory in
transit, net		(16,591)			14,700
Other current assets		(79,196)			(49,686)
Prepayments to non-state pension funds		4,254			(38,981)
Unrecognized income tax benefits		(49,136)			(13,582)
Net cash provided by operating activities		2,229,941			904,969
Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired		(1,439,600)			–
Acquisition of Ductil Steel S.A., less cash
acquired		(197,621)			–
Advances paid for Bluestone Industries Inc		(438,623)			–
Acquisition of HBL, less cash acquired		(14,593)			–
Acquisition of in Yakutugol, less cash acquired		–			(1,580,004)
Acquisition of Elgaugol, less cash acquired		–			(345,861)
Acquisition of SKPP, less cash acquired		–			(280,853)
Acquisition of BFP, less cash acquired		–			(186,665)
Acquisition of KPSC, less cash acquired		–			(78,304)
Acquisition of other subsidiaries, less cash acquired		–			(17,454)
Acquisition of minority interest in subsidiaries		(51,346)			(2,378)
Investment in TPP Rousse		–			(73,539)
Investments in other marketable securities		–			(3,289)
Proceeds from disposal of non-marketable equity securities		7,457			–
Other long-term investments		–			(27,743)
Repayments of short-term loans issued		930			18,709
Proceeds from disposals of property, plant and equipment		3,644			456
Purchases of mineral licenses		(4,344)			(3,517)
Purchases of property, plant and equipment		(1,166,987)			(830,024)

Net cash used in investing activities		(3,301,083)			(3,410,466)

Cash Flows from Financing Activities
Proceeds from short-term borrowings		5,593,547			4,047,426
Repayment of short-term borrowings		(3,856,110)			(3,156,412)
Dividends paid		(467,916)			(317,893)
Proceeds from long-term debt		99,377			2,004,780
Repayment of long-term debt		(21,388)			(6,586)
Repayment of obligations under finance lease		(48,541)			(21,434)
Net cash provided by (used in) financing activities		1,298,969			2,549,881

Effect of exchange rate changes on cash and
cash equivalents		(209,767)			19,781

Net increase (decrease) in cash and cash equivalents		18,060			64,165
Cash and cash equivalents at beginning of year		236,779			172,614

Cash and cash equivalents at end of year		$ 254,839		$	236,779